Exhibit 23- Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-137836) on Form S-8 of PDC Energy, Inc. of our report dated June 24, 2019, with respect to the statements of net assets available for benefits of The PDC Energy, Inc. 401(k) & Profit Sharing Plan as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related supplemental schedules of assets (held at year end) as of December 31, 2018, which reports appear in the December 31, 2018 Annual Report on Form 11-K of The PDC Energy, Inc. 401(k) & Profit Sharing Plan.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 24, 2019